Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Wednesday, December 31, 2014, at 11:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s Financial Statements for the year ended December 31, 2013 and Annual Report for the year ended December 31, 2013;

2.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2014, and until the next annual general meeting of the shareholders of the Company, and to receive information regarding their remuneration;

3.
To consider and act upon a proposal to re-elect Messrs. Jonathan Adereth, Ori Hadomi, and Michael Berman and Ms. Sarit Soccary Ben-Yochanan, to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

Declarations of Director's Qualification attached hereto as Annex A.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 3, 2014, are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received at our registered office in Israel at least 72 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
November 24, 2014

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 24, 2014

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, December 31, 2014, at 11:00 a.m.(Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, January 7, 2015 at 11:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the "Companies Law"), each of Proposals 2 and 3 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such (hereinafter a "Simple Majority") .

PROPOSAL 1
DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2013

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Statement of Financial Position as of December 31, 2013 and the Consolidated Comprehensive Income Statement for the year then ended.

The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

PROPOSAL 2
APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS
(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC
ACCOUNTANTS OF THE COMPANY AND TO RECEIVE INFORMATION REGARDING
THE REMUNERATION

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2014, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the selection of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2014, and until the next annual general meeting of the Company’s shareholders".

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote FOR approval of the appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2014, and until the next annual general meeting of the Company’s shareholders.

PROPOSAL 3
RE-ELECTION OF DIRECTORS

The board of directors of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the board may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

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Messrs. Jonathan Adereth, Ori Hadomi and Michael Berman and Ms. Sarit Soccary Ben-Yochanan (the "Re-Elected Directors") have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation
Mr. Jonathan Adereth	67
Mr. Adereth has been serving as the chairman of the Company's Board of Directors since December 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in computed tomography. From October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of dose reduction in Nuclear Medicine. From February 2012 Mr. Adereth has been serving as a director and later as a chairman of UCCare Ltd., an Israeli company in the field of prostate cancer detection and treatment. From 1994 to 1998, Mr. Adereth served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT and MRI systems. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Mr. Ori Hadomi	47
Mr. Hadomi has been serving as the Company's Chief Executive Officer and a member of our board of directors since January 2003. Prior to joining the Company, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Ms. Sarit Soccary Ben-Yochanan	42
Ms. Soccary has been serving as a director in the Company since October 2006. Since July 2013, Ms. Soccary has been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS). Until July 2013, Ms. Soccary had been serving as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Ms. Soccary also served as a director of Proteologics Ltd., an Israeli public biotech company, and as a director of several private companies in the fields of technology and healthcare. Ms. Soccary holds a B.A. and an M.A. in economics from Tel Aviv University.

Mr. Michael Berman	57
Mr. Berman has been serving as a director in the Company since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of eight medical device companies and is currently an active board member of several early stage health care companies. Additionally, he was also a co-founder of Velocimed and BridgePoint Medical as well as a board member of Lutonix and Ultrashape Inc. From 1995 to 2000 Berman was the President of the cardiology business of Boston Scientific. Mr. Berman received his BS and MBA degrees from Cornell University.

The Re-Elected Directors will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

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The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Messrs. Jonathan Adereth, Ori Hadomi and Michael Berman and Ms. Sarit Soccary Ben-Yochanan as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors have been duly elected”.

Vote for each of the Re-Elected Directors will be individually.

The election of the Re-Elected Directors as directors requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company office at HaEshel 7, Caesarea, Israel (telephone number: 972-4-6270171, facsimile number: 972-4-6377234).

ADDITIONAL INFORMATION
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 24, 2014. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 24, 2014, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer

5

Annex A

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Adereth (Family Name), Jonathan (First Name), 007561137 (Personal I.D. Number)* residing at the following address: Israel (Country), Haifa (City/Town), 47th Hof Ha'Shenhav street (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below:

I serve as the chairman of the Company's Board of Directors since December 2007. Since May 2009, I have been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in computed tomography. From October 2004, I have been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of dose reduction in Nuclear Medicine. From February 2012 I have been serving as a director and later as a chairman of UCCare Ltd., an Israeli company in the field of prostate cancer detection and treatment. From 1994 to 1998, I served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT and MRI systems. I also hold a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /s/ Jonathan Adereth

Date: November 24, 2014

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Hadomi (Family Name), Ori (First Name), 22936025 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat Ha'Sharon (City/Town), 37th Vitkin street (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below:

I have been serving as the Company's Chief Executive Officer and as a member of the Company's Board of Directors since January 2003. Prior to joining the Company, I served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). I hold a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /s/ Ori Hadomi

Date: November 24, 2014

Declaration of Independent Director's Qualification

I, the undersigned, Berman (Family Name), Michael (First Name), 011588076 (Personal I.D. Number)* residing at the following address: Israel (Country), Tel-Aviv (City/Town), 3/315 Antokolski St. (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law – 1999.

c.	"Independent Director" – within its meaning in the Law.

d.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

e.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

f.	"Control" – within its meaning in the Securities Law.

g.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

a.	My current main positions are:

I have been serving as a director in the Company since February 2014 and as the Chairman of Berman Medical

b.	My main positions in the past five years have been:

Board member of 10 healthcare companies, 9 private, 1 public. Aetherworks, AngioSlide, Benechill, Cardiosonic, ClearCut, InspireMD, Intervalve, Rebiotix, Pharmacentra

c.	I work at:

Name of workplace: Berman Medical

Field of activity of this workplace: Investing in early stage medical companies

My position in this workplace: Chairman

d.	The places I have worked in the past two years:

Name of workplace: Berman Medical

Field of activity of this workplace: Investing in early stage medical companies

My position in this workplace: Chairman

e.	My education:

BS Cornell University, 1979

MBA Cornell University, 1986

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /s/ Michael Berman

Date: November 23, 2014

Declaration of Independent Director's Qualification

I, the undersigned, Soccary Ben-Yochanan (Family Name), Sarit (First Name), 29347333 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat Ha'Sharon (City/Town), 12 HaAlyia street (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law – 1999.

c.	"Independent Director" – within its meaning in the Law.

d.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

e.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

f.	"Control" – within its meaning in the Securities Law.

g.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

a.	My current main positions are:

I have been serving as a director in the Company since October 2006. Since July 2013, I have been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS)

My main positions in the past five years have been:

b.	Until July 2013: Chief Executive Officer of Gefen Biomed Investments Ltd., an Israeli public company.

Board member of Proteologics Ltd., an Israeli public biotech company, and board member of several private companies in the fields of technology and healthcare:

c.	I work at:

Name of workplace: Syneron Medical Ltd

Field of activity of this workplace: Strategy and Business Development

My position in this workplace: Vice President of strategy and business development.

d.	The places I have worked in the past two years:

Name of workplace: Gefen Biomed Investments Ltd

Field of activity of this workplace: Incubation and investments in healthcare companies

My position in this workplace: CEO

e.	My education:

B.A. and an M.A. in economics from Tel Aviv University

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /s/ Sarit Soccary Ben-Yochanan

Date: November 24, 2014